Mr. Michael C. Volley, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 31, 2011

Via Electronic Data Gathering, Analysis, and Information Retrieval (EDGAR) System

Dear Mr. Volley:

This letter is in response to your letter dated February 16, 2011 requesting additional information regarding the filings discussed below. Pursuant to our discussion with Ms. Brittany Ebbertt, the staff had agreed to an extension for our response until March 31, 2011. For the staff’s convenience, each comment is repeated and addressed below.

Form 10-K for the year ended June 30, 2010

Item 9a. Controls and Procedures, page 39.

Comment 1 – We note your disclosure that Management’s Report on Internal Control over Financial Reporting was included in Item 8, which is your Annual Report included as Exhibit 13 to this filing. However, we were unable to locate Management’s Report in your Annual Report on pages 21 through 62. Please amend this filing to include Management’s Report on Internal Control over Financial Reporting. Please ensure your amended filing includes all required disclosures, such as full Item 9 disclosures, updated Certifications, an explanatory note and a cover page.

Management’s Report on Internal Control over Financial Reporting was inadvertently omitted from the referenced 10-K filing.

WVS Financial Corp. proposes to amend the 2010 Form 10-K to include full Item 9 disclosures. A draft of the amended Form 10-K is attached as Exhibit 1. Please note that the March 4, 2011 date will be updated to the date that we sign the documents.

Form 10-Q’s for the periods ended December 31, 2010 and September 30, 2010

Item 4. Controls and Procedures.

Comment 2 – We were unable to locate disclosures related to management’s assessment of and conclusion over Disclosure Controls and Procedures (DCP). Please note that per Rule 13a-15(b), you are required to evaluate DCP as of the end of each fiscal quarter. Therefore, please amend your Form 10-Q’s for the periods ended December 31, 2010 and September 30, 2010 to include management’s evaluation of DCP as of each period end.

Management’s assessment of and conclusion over Disclosure Controls and Procedures (DCP) was inadvertently omitted from the referenced 10-Q filings.

WVS Financial Corp. proposes to amend the referenced Forms 10-Q to amend Item 4. Drafts of the amended Forms 10-Q are attached as Exhibits 2 and 3.

Form 10-Q for the [quarter] ended December 31, 2010

Note 7. Mortgage-Backed Securities, page 13

Comment 3 – We note the three lowest rated private-label CMO’s (CCC by Fitch) were the only securities in which fair value was higher than book value. We also note your disclosure that at the time of purchase all of your private-label CMO’s were rated in the highest investment category by at least two rating agencies and that you previously recorded $194 thousand of credit OTTI in FYE June 30, 2010. Please provide us an analysis of these three securities which supports the book value and fair value disclosed. In your analysis:

a)	Identify the date the securities were purchased, detail the credit rating at purchase and discuss the key terms of the securities including interest rate,

b)	Detail any credit OTTI recorded on the securities,

c)	Provide a detailed explanation of the valuation methodology used, specifically telling us the amounts used for the key assumptions and including a qualitative discussion of how these assumptions result in a fair value above amortized cost,

d)	Explain how principal repayments impact your fair value estimate, and

e)	Provide a qualitative explanation of why you believe it is reasonable that fair value is significantly higher than your amortized cost/book value.

Attached as Exhibit 4 is an expanded listing of our private-label CMO’s (PLMBS). Your question specifically relates to three PLMBS with previous recorded Other Than Temporary Impairment (OTTI) credit charges totaling $194 thousand.

3.a)	Exhibit 4 lists the date the securities were purchased, the credit rating at purchase and other useful information. All of our PLMBS, are secured by single-family residential properties located throughout the United States. The underlying single-family loans are predominantly fixed rates. The underlying loans are “jumbo loans”, that is, loans with principal balances at origination that exceeded the conforming loan limits of U.S. Government Agencies such as the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). Many of the underlying loans were issued with limited loan documentation to borrowers with very good Fair Issac (FICO) scores. All of our PLMBS traunches are senior traunches; none are mezzanine traunches. All of our PLMBS have coupons that float on a monthly basis based upon the one month London Inter Bank Offered Rate (LIBOR) with contractual interest rate caps of 7%. While we have previously recorded OTTI credit charges on three PLMBS, it is important to note that no actual principal losses have been allocated to any of our PLMBS; and all of our PLMBS are receiving our full share of interest each month.

3.b)	Exhibit 4 lists the OTTI credit and non-credit components of our PLMBS.

3.c)	Valuation Methodology

How We Value our PLMBS

The Company utilizes Wilary Winn Risk Management LLC (Wilary Winn), an independent securities valuation firm, to help us perform our quarterly review and analysis of our PLMBS. We began using Wilary Winn for the quarter ended June 30, 2009. Each quarter Wilary Winn provides a Valuation Report to establish a fair value for each of our PLMBS.

Wilary Winn’s quarterly Valuation Report is divided into three sections:

1)	Valuation Conclusion – This section describes Wilary Winn’s valuation conclusions.

2)	Valuation Methodology – This section provides detailed descriptions of the assumptions used to derive the fair value of each PLMBS and the basis of the valuation assumptions.

3)	Bond Fair Value Reports – This section includes reports that summarize the estimated fair values of each PLMBS.

Wilary Winn’s valuation is meant to be “Level Three” pursuant to FASB Accounting Standards Codification Topic 820 – Fair Value Measurements and Disclosures.

The valuation does not reflect or represent the actual terms or prices at which any party could purchase the securities. There is currently no active secondary market for non-investment grade PLMBS securities. After we secure Wilary Winn’s third – party quarterly valuation report, management reviews the underlying assumptions and fair values for reasonableness. We also have a teleconference call each quarter with Wilary Winn to discuss the valuation report in more detail. In addition to management, the Company’s investment advisor and independent public accounting firm also participate on the teleconference call. Each party can (and does) ask as many questions as they like. At the end of the call, everyone’s questions have been answered to their satisfaction. Management then presents Wilary Winn’s quarterly valuation report to our Finance Committee. The Finance Committee authorizes management to use the fair values when preparing our financial statements.

Wilary Winn’s Key Assumptions and Valuation Conclusion as of December 31, 2010

Wilary Winn uses the INTEX US Residential Mortgage Backed Securities Deal Model Library to obtain information regarding the attributes of each PLMBS. Wilary Winn also obtained aggregate weighted average information on the collateral underlying each PLMBS including: delinquency status, historical rates of prepayment and default, original FICO, percentage of loans with limited underwriting, original loan to value ratio (LTV), aggregate property location by metropolitan statistical area (MSA), and weighted average remaining maturity from Bloomberg. Exhibit 5 summarizes the significant collateral characteristics of our PLMBS.

Wilary Winn determines the estimated fair values for each PLMBS based on a discounted cash flow analysis using the INTEX desktop valuation model. The estimated fair values are based on key valuation assumptions which are documented below.

Collateral Cash Flows

The aggregated loan level cash flows are primarily dependent on the estimated speeds at which the loans are expected to prepay, the estimated rates at which the loans are expected to default, and the severity of the losses on loans that are liquidated through the foreclosure process.

Prepayment Assumptions

Wilary Winn’s prepayment assumptions are based on evaluation of the conditional prepayment rates (CPR) and conditional repayment rates (CRR) over a 1,3,6, 12 month and life time basis. Exhibit 6 contains the rate of voluntary repayments, or CRR, by CUSIP number.

Default Rates

Wilary Winn estimates for the conditional default rate (CDR) vectors are based upon the status of the underlying loans – current, 30 – 59 days delinquent, 60 – 89 days delinquent, 90+ days delinquent, and foreclosure/real estate owned (REO). These delinquency measures are used to develop a loss migration to estimate default. For example, the loss migration model assumes that the 60 day plus population will move to repossession inventory and liquidate over the next 24 months. Defaults vector from month 25 to month 36 to a month 37 CDR value and ultimately vector to zero over an extended period of at least 15 years. Wilary Winn benchmarks the CDR assumptions to recent results experienced by major servicers of non-Agency MBS for PLMBS with similar attributes and forecasts from other industry experts and industry research.

Loss Severity

Wilary Winn estimates for loss severity are based on the initial loan to value ratio, the loan’s lien position, private mortgage insurance proceeds available (if any) and the estimated change in price of the property since origination. Wilary Winn estimates the historical change in the value of the property using Housing Pricing Indices by Metropolitan Statistical Area produced by the Federal Housing Financing Agency (FHFA). Wilary Winn bases its estimates for future changes in the prices of the residency collateralizing the mortgages using the Case Shiller forecasts and forecasts by MSA provided by the Housing Predictor website.

Loss severities were held static for twelve months then decreases monthly based on future market appreciation. The market appreciation assumption used was 2.50% after twelve months. Thus, loss severities begin to decrease in the 1st quarter of 2012. The loss severity estimate is subject to a minimum (floor) value of 23%. Document # 6 details the key parameters used in our PLMBS fair value estimates, including CRR (voluntary repayment rate), conditional default rate (CDR) vectors for months; 1 – 24 CDR, 25 – 36 CDR, month 37 CDR, with CDR’s declining to zero in month 180, loss severity, severity floor (a minimum expected loss severity) the discount rate used to discount cash flows and the related fair value estimate. Wilary Winn benchmarks the loss severity estimates to the recent results of the loan collateral supporting the securities and the results experienced by major servicers of PLMBS for securities with similar attributes.

Bond Waterfall

The INTEX desktop model calculates mortgage cash flows based on the loan level attributes and the previously discussed valuation input assumptions. Cash flows are then allocated to each PLMBS traunche based upon the cash flow waterfall rules provided in the prospectus supplement.

Internal Rate of Return /Discount Rates

Internal rates of return (IRR) are the pre-tax yield rates used to discount the future cash flow stream expected from the collateral cash flows. Wilary Winn explicitly calculates the credit component utilizing conditional default and loss severity vectors within the INTEX valuation model. Discount rates for the December 31, 2010 valuation ranged from 4.00% to 9.00% due to the characteristics and estimated performance of the individual PLMBS.

3.d)	Impact of Principal Repayments

Over the past several quarters our estimated fair values have generally increased. We also have noted significantly higher rates of voluntary repayments in the quarters ended September 30, and December 31, 2010. In general, the faster the rate of repayment, the shorter the expected average life will be. This is why we look at all of the CRR’s (1, 3, 6, 12 months and life to date) to better gauge our estimate of future CRR.

3.e)	Qualitative Explanation of Why it is Reasonable For Fair Value to Exceed Book Value

All of our PLMBS are classified as held to maturity. In calculating book value, we begin with current par value and subtract any unamortized purchase discounts to derive amortized costs. None of our PLMBS had any purchase premiums. To calculate book value, begin with amortized cost, and subtract the OTTI credit and non-credit components to derive book value.

As we receive principal pay downs we reverse a portion of our OTTI non-credit component (we do not reverse any OTTI credit component).

Given that all of our PLMBS are classified as held to maturity, and that both the OTTI credit and non-credit components are subtracted from amortized cost to determine book (i.e. carrying) value, management believes that it is reasonable that fair value could exceed book value. We also have observed an improving trend in fair values over the past six to twelve months.

Note 9. Loans and Related Allowance for Loan Losses, page 20

Comment 4 – Please tell us and revise future filings to clarify which loans are considered for impairment using the loan classifications used in your table on page 20. For example, you currently disclose that commercial and commercial real estate are evaluated for impairment. Please specify if “First Mortgage Loans – Construction”, “First Mortgage Loans – Land Acquisition and Development,” and “First Mortgage Loans – Multi-family Dwellings” are also considered for impairment.

The following loan categories are collectively evaluated for impairment. First mortgage loan: 1-4 family dwellings, all consumer loan categories: home equity, home equity lines of credit, and other.

The following loan categories are individually evaluated for impairment. First mortgage loans: construction, land acquisition and development, multi-family dwellings and commercial.

The Company evaluates commercial loans not secured by real property individually for impairment.

We will expand future filings to better explain the Company’s credit impairment evaluation process.

Comment 5 – Please tell us in detail and revise future filings to disclose how you determined that nonaccrual construction loans totaling $1,024 thousand at December 31, 2010 were not impaired.

At December 31, 2010, we had two collateral dependent non-accrual construction loans totaling $1,024 thousand. We compared each loan’s balance to its appraised value and determined that neither loan was impaired at December 31, 2010.

The first non-accrual construction loan was past due approximately six interest payments at December 31, 2010. The loan is to a seasoned local builder and is collateralized by a single-family residence. Management met with the builder on several occasions during the six months ended December 31, 2010. The builder indicated that he is having cash flow difficulties due to slow real estate sales. During these conversations the builder agreed to reduce the home’s listing price and to change real estate agents. The new real estate agent was retained in December 2010 and provides weekly activity reports to both the builder and the Company. The property’s appraised value is $950 thousand. The Company did not consider this loan to be impaired in light of the builder’s agreement to reduce the listing price, the positive change in real estate agents and the significant difference between our $701 thousand book value, the $950 thousand appraised value, and the $925 thousand reduced listing price. Management will evaluate this credit again for impairment and include our conclusions in the March 31, 2011 Form 10-Q.

The second non-accrual construction loan was less than thirty days past due at December 31, 2010. The loan is to a local builder and is secured by a single-family residence. Management met with the builder on several occasions during the three months ended December 31, 2010. The builder indicated that he was experiencing cash flow problems and that he was having difficulties in making payments to his subcontractors. The Company offered to work with the builder by paying his subcontractors, on this home, directly. If the builder and his subcontractors agree to this arrangement, the house can be completed and sold. The loan’s appraised value is $420 thousand and our book value is $323 thousand. The Company did not consider this loan to be impaired at December 31, 2010 based upon the builder’s averments that he was willing to complete the house given the Company’s offer to directly pay his subcontractors. The loan was conservatively placed on nonaccrual status as an abundance of caution in case the builder’s subcontractors chose not to accept the Company’s direct pay offer. The Company also considered the fact that the loan only became delinquent during the month of December 2010, the relatively small amount of the delinquency and the difference between the loan’s $323 thousand book value in relation to the $420 thousand appraised value. During the week of March 21, 2011, the Company began foreclosure proceedings against this builder. This event occurred subsequent to the filing of the December 31, 2010 Form 10-Q. Management will evaluate this credit again for impairment and include our conclusions in the March 31, 2011 Form 10-Q.

Comment 6 – Please tell us in detail and revise future filings to disclose the facts and circumstances that led to a reversal of $158 thousand in the provision for loan losses related to Land Acquisition & Development loans during the six months ended to December 31, 2010.

During the six months ended December 31, 2010, the Company reversed $158 thousand of previously recorded provisions for loan losses related to one Land Acquisition & Development loan.

The reason for reversing the provision on this particular credit is that the borrower has made every required payment for about the last seven years. During the first five years, payments were regularly made under provisions of the U.S. bankruptcy code. After the borrower exited from bankruptcy the Company agreed to amortize his remaining balance over fifteen years. The new loan was made at prevailing market rates and terms. The loan’s appraised value was less than our carrying value when the new loan was made. However when we discounted the loan’s cash flows at the effective rate, no impairment was noted. We, and our banking regulators, continued to classify the loan as substandard. The Company’s Asset Classification and Review Committee adopted a conservative accounting posture on this credit and directed management to maintain a specific loan loss allowance for a period of approximately two years after the borrowers completed their bankruptcy reorganization to allow the loan’s balance to amortize below appraised value. Due to the fact that we have been paid for seven years, including two years’ post – bankruptcy, and the fact that this loan is successfully amortizing over a fifteen year amortization period, the Company’s Asset Classification and Review Committee felt that the $158 thousand allowance for loan losses on this particular credit was no longer justified. The appraised (e.g. fair) value of the real estate collateral also exceeds the principal balance by approximately $9 thousand at December 31, 2010.

Company Acknowledgements

The Company acknowledges that:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome your feedback to this response. We always try our best to file accurate filings with the Commission. Your comments will only help to improve our filings going forward.

Respectfully submitted,

/s/ Keith A. Simpson	/s/ David J. Bursic

Keith A. Simpson	David J. Bursic
Vice President, Treasurer and	President and
Chief Accounting Officer	Chief Executive Officer

Exhibit 1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 0-22444

WVS Financial Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1710500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9001 Perry Highway Pittsburgh, Pennsylvania	15237
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (412) 364-1911

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01 per share	The NASDAQ Global Market SM
(Title of Class)	(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer”, “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

As of December 31, 2009, the aggregate value of the 1,651,298 shares of Common Stock of the registrant issued and outstanding on such date, which excludes 414,367 shares held by all directors and officers of the registrant as a group, was approximately $23.5 million. This figure is based on the last known trade price of $14.25 per share of the registrant’s Common Stock on December 31, 2009.

Number of shares of Common Stock outstanding as of September 10, 2010: 2,057,930

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

(1) Portions of the Annual Report to Stockholders for the fiscal year ended June 30, 2010 are incorporated into Part II.

(2) Portions of the definitive proxy statement for the 2010 Annual Meeting of Stockholders are incorporated into Part III.

EXPLANATORY NOTE

This Amendment to WVS Financial Corporation’s Annual Report on Form 10-K for the year ended June 30, 2010 is being filed to amend Part II, Item 9A. Controls and Procedures.

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Part II

Item 9A.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. As of June 30, 2010, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Accounting Officer, on the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Accounting Officer, concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2010.

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that the information required to be disclosed by the Company in its reports filed and submitted under the Securities Exchange Act of 1934, as amended (“Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the principal executive officer and principal accounting officer, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting. Management is responsible for designing, implementing, documenting, and maintaining an adequate system of internal control over financial reporting. An adequate system of internal control over financial reporting encompasses the processes and procedures that have been established by management to:

•	maintain records that accurately reflect the company’s transactions;

•	prepare financial statement and footnote disclosures in accordance with GAAP that can be relied upon by external users;

•	prevent and detect unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation under the criteria in Internal Control-Integrated Framework, management concluded that internal control over financial reporting was effective as of June 30, 2010. Furthermore, during the conduct of its assessment, management identified no material weakness in its financial reporting control system.

The Board of Directors of the Company, through its Audit Committee, provides oversight to managements’ conduct of the financial reporting process. The Audit Committee, which is composed entirely of independent directors, is also responsible to recommend the appointment of independent public accountants. The Audit Committee also meets with management, the internal audit staff, and the independent public accountants throughout the year to provide assurance as to the adequacy of the financial reporting process and to monitor the overall scope of the work performed by the internal audit staff and the independent public accountants.

Because of its inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

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Accountants Report. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010 has been audited by S R Snodgrass, A.C., an independent registered public accounting firm, as stated in its report included in Item 8.

Changes in Internal Controls Over Financial Reporting. No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART IV.

Item 15.	Exhibits and Financial Statement Schedules.

(a)	Documents filed as part of this report.

(1)	The following documents are filed as part of this report and are incorporated herein by reference from the Company’s 2010 Annual Report.

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheet at June 30, 2010 and 2009.

Consolidated Statement of Income for the Years Ended June 30, 2010, 2009 and 2008.

Consolidated Statement of Changes in Stockholders’ Equity for the Years Ended June 30, 2010, 2009 and 2008.

Consolidated Statement of Cash Flows for the Years Ended June 30, 2010, 2009 and 2008.

Notes to the Consolidated Financial Statements.

(2)	All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission (“SEC”) are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

(3)	The following exhibits are filed as part of this Form 10-K/A, and this list includes the Exhibit Index.

No.	Description	Location

3.1	Amended and Restated Articles of Incorporation	Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on August 1, 2007.

3.2	Amended and Restated By-Laws	Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on August 28, 2009.

4	Stock Certificate of WVS Financial Corp.	Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 33-67506) filed by the Company with the SEC on August 16, 1993, as amended.

10.1	WVS Financial Corp. Amended and Restated Recognition Plans and Trusts for Executive Officers, Directors and Key Employees *	Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on November 28, 2008.

10.2	WVS Financial Corp. 1993 Directors’ Stock Option Plan *	Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 33-67506) filed by the Company with the SEC on August 16, 1993, as amended.

10.3	WVS Financial Corp. Employee Stock Ownership Plan *	Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 33-67506) filed by the Company with the SEC on August 16, 1993, as amended.

10.4	Amended West View Savings Bank Employee Profit Sharing Plan *	Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 33-67506) filed by the Company with the SEC on August 16, 1993, as amended.

10.5	Amended and Restated Employment Agreement between WVS Financial Corp., West View Savings Bank and David Bursic *	Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on November 28, 2008.

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No.	Description	Location

10.6	Amended and Restated Directors Deferred Compensation Program *	Incorporated by reference from the Current Report on Form 8-K filed by the Company with the SEC on November 28, 2008.

10.7	WVS Financial Corp. 2008 Stock Incentive Plan *	Incorporated by reference from the Definitive Proxy Statement filed by the Company with the SEC on September 26, 2008.

13	2010 Annual Report to Stockholders	Previously filed

14.1	Ethics Policy	Incorporated by reference from the Annual Report on Form 10-K filed by the Company with the SEC on September 24, 2004.

14.2	Code of Ethics for Senior Financial Officers	Incorporated by reference from the Annual Report on Form 10-K filed by the Company with the SEC on September 24, 2004.

21	Subsidiaries of the Registrant – Reference is made to Item 1. “Business” for the required information	Previously filed

23	Consent of Independent Registered Public Accounting Firm	Previously filed

31.1	Rule 13a-14(a)/ 15d-14(a) Certification of the Chief Executive Officer	Filed herewith

31.2	Rule 13a-14(a)/ 15d-14(a) Certification of the Chief Accounting Officer	Filed herewith

32.1	Section 1350 Certification of the Chief Executive Officer	Filed herewith

32.2	Section 1350 Certification of the Chief Accounting Officer	Filed herewith

*	Management contract or compensatory plan or arrangement.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

WVS FINANCIAL CORP.

March 4, 2011	By:	/s/ David J. Bursic
David J. Bursic
President and Chief Executive Officer

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Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934

and Section 302 of the Sarbanes-Oxley Act of 2002

I, David J. Bursic, certify that:

1.	I have reviewed this annual report on Form 10-K of WVS Financial Corp. (the “registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 4, 2011	/s/ David J. Bursic
David J. Bursic
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934

and Section 302 of the Sarbanes-Oxley Act of 2002

I, Keith A. Simpson, certify that:

1.	I have reviewed this annual report on Form 10-K of WVS Financial Corp. (the “registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 4, 2011	/s/ Keith A. Simpson
Keith A. Simpson
Vice-President and Chief Accounting Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned executive officer of WVS Financial Corp. (the “Registrant”) hereby certifies that the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2010 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ David J. Bursic
David J. Bursic
President and Chief Executive Officer

Date: March 4, 2011

Note:	A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to WVS Financial Corp. and will be retained by WVS Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION OF CHIEF ACCOUNTING OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned executive officer of WVS Financial Corp. (the “Registrant”) hereby certifies that the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2010 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Keith A. Simpson
Keith A. Simpson Vice-President and Chief Accounting Officer

Date: March 4, 2011

Note:	A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to WVS Financial Corp. and will be retained by WVS Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-22444

WVS Financial Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1710500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9001 Perry Highway Pittsburgh, Pennsylvania	15237
(Address of principal executive offices)	(Zip Code)

(412) 364-1911

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YES  ☐    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12 b-2 of the Exchange Act).    YES  ☐    NO  ☒

Shares outstanding as of November 3, 2010: 2,057,930 shares Common Stock, $.01 par value.

EXPLANATORY NOTE

This Amendment to WVS Financial Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 is being filed to amend Part 1, Item 4. Controls and Procedures.

2

PART I

ITEM 4.	CONTROLS AND PROCEDURES

As of September 30, 2010, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Accounting Officer, on the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Chief Accounting Officer concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2010.

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that the information required to be disclosed by the Company in its reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the principal executive officer and principal accounting officer, as appropriate to allow timely decisions regarding required disclosure.

During the quarter ended September 30, 2010, no change in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) has occurred during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

3

PART II - OTHER INFORMATION

ITEM 6.	Exhibits

The following exhibits are filed as part of this Form 10-Q/A, and this list includes the Exhibit Index.

*	Previously filed.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WVS FINANCIAL CORP.

March 4, 2011	BY:	/s/ David J. Bursic
Date		David J. Bursic President and Chief Executive Officer (Principal Executive Officer)

March 4, 2011	BY:	/s/ Keith A. Simpson
Date		Keith A. Simpson Vice-President, Treasurer and Chief Accounting Officer (Principal Accounting Officer)

5

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934

and Section 302 of the Sarbanes-Oxley Act of 2002

I, David J. Bursic, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of WVS Financial Corp. (the “registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 4, 2011	/s/ David J. Bursic
David J. Bursic
President and Chief Executive Officer

E-1

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934

and Section 302 of the Sarbanes-Oxley Act of 2002

I, Keith A. Simpson, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of WVS Financial Corp. (the “registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 4, 2011	/s/ Keith A. Simpson
Keith A. Simpson
Vice-President and Chief Accounting Officer

E-2

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned executive officer of WVS Financial Corp. (the “Registrant”) hereby certifies that the Registrant’s Quarterly Report on Form 10-Q for the three months ended December 31, 2010 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ David J. Bursic
David J. Bursic President and Chief Executive Officer

Date: March 4, 2011

Note: A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to WVS Financial Corp. and will be retained by WVS Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

E-3

Exhibit 32.2

CERTIFICATION OF CHIEF ACCOUNTING OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned executive officer of WVS Financial Corp. (the “Registrant”) hereby certifies that the Registrant’s Quarterly Report on Form 10-Q for the three months ended December 31, 2010 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Keith A. Simpson
Keith A. Simpson Vice-President and Chief Accounting Officer

Date: March 4, 2011

Note: A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to WVS Financial Corp. and will be retained by WVS Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

E-4

Exhibit 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-22444

WVS Financial Corp.

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1710500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9001 Perry Highway Pittsburgh, Pennsylvania	15237
(Address of principal executive offices)	(Zip Code)

(412) 364-1911
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YES  ☐    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12 b-2 of the Exchange Act).    YES  ☐    NO  ☒

Shares outstanding as of February 9, 2011: 2,057,930 shares Common Stock, $.01 par value.

EXPLANATORY NOTE

This Amendment to WVS Financial Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010 is being filed to amend Part 1, Item 4. Controls and Procedures.

2

PART I

ITEM 4.	CONTROLS AND PROCEDURES

As of December 31, 2010, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Accounting Officer, on the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Chief Accounting Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2010.

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that the information required to be disclosed by the Company in its reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the principal executive officer and principal accounting officer, as appropriate to allow timely decisions regarding required disclosure.

During the quarter ended December 31, 2010, no change in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) has occurred during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

3

PART II - OTHER INFORMATION

ITEM 6.	Exhibits

The following exhibits are filed as part of this Form 10-Q/A, and this list includes the Exhibit Index.

*	Previously filed.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WVS FINANCIAL CORP.

March 4, 2011	BY:	/s/ David J. Bursic
Date		David J. Bursic President and Chief Executive Officer (Principal Executive Officer)

March 4, 2011	BY:	/s/ Keith A. Simpson
Date		Keith A. Simpson Vice-President, Treasurer and Chief Accounting Officer (Principal Accounting Officer)

5

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934

and Section 302 of the Sarbanes-Oxley Act of 2002

I, David J. Bursic, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of WVS Financial Corp. (the “registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 4, 2011	/s/ David J. Bursic
David J. Bursic
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934

and Section 302 of the Sarbanes-Oxley Act of 2002

I, Keith A. Simpson, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of WVS Financial Corp. (the “registrant”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 4, 2011	/s/ Keith A. Simpson
Keith A. Simpson
Vice-President and Chief Accounting Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned executive officer of WVS Financial Corp. (the “Registrant”) hereby certifies that the Registrant’s Quarterly Report on Form 10-Q for the three months ended December 31, 2010 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ David J. Bursic
David J. Bursic
President and Chief Executive Officer

Date: March 4, 2011

Note: A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to WVS Financial Corp. and will be retained by WVS Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION OF CHIEF ACCOUNTING OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned executive officer of WVS Financial Corp. (the “Registrant”) hereby certifies that the Registrant’s Quarterly Report on Form 10-Q for the three months ended December 31, 2010 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Keith A. Simpson
Keith A. Simpson
Vice-President and Chief Accounting Officer

Date: March 4, 2011

Note: A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to WVS Financial Corp. and will be retained by WVS Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 4

WVS FINANCIAL CORP.

Listing of PLMBS Securities

December 31, 2010

		DATE OF PURCHASE	CREDIT RATING AT PURCHASE				CURRENT PAR VALUE	AMORTIZED COST	OTTI CREDIT COMPONENT	OTTI NON-CREDIT COMPONENT			RATING AT 12/31/2010
DESCRIPTION	CUSIP		MOODY’S	S & P	FITCH	INTEREST RATE					BOOK VALUE	FAIR VALUE	MOODY’s	S & P	FITCH
GSR 2005-3F 1A11	36242DE25	3/30/2005	Aaa	NR	AAA	1 MONTH LIBOR + 120 BP 7% CAP	1,716,739.86	1,716,739.86			1,716,739.86	1,690,185.33	Baa3	NR	AA
CSFB 05-3 3A4	225458JZ2	3/31/2005	NR	AAA	AAA	1 MONTH LIBOR + 120 BP 7% CAP	4,188,218.62	4,188,218.62			4,188,218.62	4,090,390.21	NR	AAA	A
CSFB 2005-3 3A9	225458KE7	3/31/2005	NR	AAA	AAA	1 MONTH LIBOR + 120 BP 7% CAP	293,221.49	293,214.28			293,214.28	284,950.88	NR	AAA	A
CSFB 2005-3 3A9	225458KE7	3/31/2005	NR	AAA	AAA	1 MONTH LIBOR + 120 BP 7% CAP	886,330.05	886,308.29			886,308.29	861,330.22	NR	AAA	A
BOAMS 2005-1 1A7	05949AN63	1/31/2005	Aaa	NR	AAA	1 MONTH LIBOR + 130 BP 7% CAP	1,706,934.65	1,706,917.14			1,706,917.14	1,648,379.96	Ba1	NR	AAA
BOAMS 2005-3 1A6	05949A2H2	3/31/2005	Aaa	NR	AAA	1 MONTH LIBOR + 120 BP 7% CAP	583,748.30	583,729.90			583,729.90	565,996.51	Ba2	NR	AA
BOAMS 2005-3 1A6	05949A2H2	3/31/2005	Aaa	NR	AAA	1 MONTH LIBOR + 120 BP 7% CAP	744,279.08	744,259.59			744,259.59	721,645.55	Ba2	NR	AA
COUNTRYWIDE HOME LOAN 2005 16A8	12669G3A7	7/28/2005	Aaa	NR	AAA	1 MONTH LIBOR + 90 BP 7% CAP	829,252.75	829,252.75			829,252.75	785,145.63	B2	NR	B
COUNTRYWIDE HOME LOAN 2005 16A8	12669G3A7	7/28/2005	Aaa	NR	AAA	1 MONTH LIBOR + 90 BP 7% CAP	1,507,732.28	1,507,732.28			1,507,732.28	1,427,537.51	B2	NR	B
COUNTRYWIDE HOME LOAN 2005 16A8	12669G3A7	7/28/2005	Aaa	NR	AAA	1 MONTH LIBOR + 90 BP 7% CAP	2,064,623.74	2,064,623.74			2,064,623.74	1,954,808.47	B2	NR	B
COUNTRYWIDE HOME LOAN 2005 16A8	12669G3A7	7/28/2005	Aaa	NR	AAA	1 MONTH LIBOR + 90 BP 7% CAP	2,261,598.41	2,261,598.41			2,261,598.41	2,141,306.25	B2	NR	B
CWHL SER 21 A11	126694CP1	8/30/2005	Aaa	NR	AAA	1 MONTH LIBOR + 90 BP 7% CAP	7,215,919.32	7,214,334.92	95,035.00	2,015,053.00	5,104,246.92	5,842,390.73	Caa1	NR	CCC
CWHL SER 24 A15	126694KF4	9/29/2005	NR	AAA	AAA	1 MONTH LIBOR + 90 BP 7% CAP	1,668,913.46	1,668,684.25	33,136.00	385,641.00	1,249,907.25	1,406,101.31	NR	CCC	CCC
CWHL SER 24 A15	126694KF4	9/29/2005	NR	AAA	AAA	1 MONTH LIBOR + 90 BP 7% CAP	3,336,497.14	3,336,038.88	66,244.00	770,975.00	2,498,819.88	2,811,082.25	NR	CCC	CCC
CHASE SER S2 A10	16162WLW7	9/30/2005	Aaa	NR	AAA	1 MONTH LIBOR + 80 BP 7% CAP	1,834,074.42	1,834,071.48			1,834,071.48	1,726,804.91	B1	NR	BBB
CHASE SER S2 A10	16162WLW7	9/30/2005	Aaa	NR	AAA	1 MONTH LIBOR + 80 BP 7% CAP	2,567,704.19	2,567,699.65			2,567,699.65	2,417,526.88	B1	NR	BBB
CWHL SER 26 1A5	126694MP0	3/28/2006	NR	AAA	AAA	1 MONTH LIBOR + 80 BP 7% CAP	1,140,565.53	1,139,600.16			1,139,600.16	936,445.36	NR	CCC	B

TOTAL							34,546,353.29	34,543,024.20	194,415.00	3,171,669.00	31,176,940.20	31,312,027.96

Exhibit 5

WVS FINANCIAL CORP.

SUMMARY OF SIGNIFICANT PLMBS COLLATERAL CHARACTERISTICS

DECEMBER 31, 2010

CUSIP	Security	Current Coupon	Coupon Type	Original WAM	WAM	Age	GEO #1 Curr. %	GEO #2 Curr. %	GEO #3 Curr. %	Limited Doc %	Credit Score	WALTV	Orig. Credit Support	Curr. Credit Support	30 Days Delinq.	60 Days Delinq.	90 Days Delinq.	Fore- closure	REO

05949AN63	BOAMS 2005-1 1A7	1.55	FLOATING	357	279	72	CA 48%	VA 8%	FL 6%	100.0	747	62.1	2.70	4.95	1.19%	0.31%	2.69%	1.12%	0.30%
36242DE25	GSR 2005-3F 1A11	1.46	FLOATING	358	282	71	CA 50%	NY 6%	VA 4%	6.9	744	65.3	3.45	6.32	1.47%	0.82%	5.59%	1.97%	0.00%
05949A2H2	BOAMS 2005-3 1A6	1.45	FLOATING	358	284	70	CA 47%	NY 8%	FL 6%	100.0	739	62.1	3.10	5.46	1.03%	0.29%	2.09%	2.59%	0.25%
05949A2H2	BOAMS 2005-3 1A6	1.45	FLOATING	358	284	70	CA 47%	NY 8%	FL 6%	100.0	739	62.1	3.10	5.46	1.03%	0.29%	2.09%	2.59%	0.25%
225458JZ2	CSFB 05-3 3A4	1.46	FLOATING	357	280	71	CA 53%	MA 7%	IL 4%	66.5	733	61.8	3.00	5.74	0.80%	0.35%	1.49%	2.11%	0.00%
225458KE7	CSFB 2005-3 3A9	1.46	FLOATING	357	280	71	CA 53%	MA 7%	IL 4%	66.5	733	61.8	3.00	5.74	0.80%	0.35%	1.49%	2.11%	0.00%
225458KE7	CSFB 2005-3 3A9	1.46	FLOATING	357	280	71	CA 53%	MA 7%	IL 4%	66.5	733	61.8	3.00	5.74	0.80%	0.35%	1.49%	2.11%	0.00%
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	1.15	FLOATING	360	288	65	CA 41%	FL 7%	NJ 7%	59.8	745	66.9	3.80	4.62	1.36%	0.69%	5.34%	3.58%	0.35%
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	1.15	FLOATING	360	288	65	CA 41%	FL 7%	NJ 7%	59.8	745	66.9	3.80	4.62	1.36%	0.69%	5.34%	3.58%	0.35%
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	1.15	FLOATING	360	288	65	CA 41%	FL 7%	NJ 7%	59.8	745	66.9	3.80	4.62	1.36%	0.69%	5.34%	3.58%	0.35%
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	1.15	FLOATING	360	288	65	CA 41%	FL 7%	NJ 7%	59.8	745	66.9	3.80	4.62	1.36%	0.69%	5.34%	3.58%	0.35%
126694CP1 (2)	CWHL SER 21 A11	1.15	FLOATING	359	292	64	CA 44%	VA 6%	NY 5%	57.7	738	68.2	4.20	4.89	2.05%	1.28%	7.17%	3.94%	0.70%
126694KF4 (2)	CWHL SER 24 A15	1.15	FLOATING	360	292	63	CA 42%	NY 6%	NJ 5%	53.1	739	67.5	4.00	4.50	2.28%	1.31%	6.96%	3.72%	0.70%
126694KF4 (2)	CWHL SER 24 A15	1.15	FLOATING	360	292	63	CA 42%	NY 6%	NJ 5%	53.1	739	67.5	4.00	4.50	2.28%	1.31%	6.96%	3.72%	0.70%
16162WLW7	CHASE SER S2 A10	1.06	FLOATING	359	289	64	CA 39%	NY 16%	FL 8%	37.9	—	64.0	3.45	4.98	0.53%	0.36%	2.98%	2.88%	0.31%
16162WLW7	CHASE SER S2 A10	1.06	FLOATING	359	289	64	CA 39%	NY 16%	FL 8%	37.9	—	64.0	3.45	4.98	0.53%	0.36%	2.98%	2.88%	0.31%
126694MP0	CWHL SER 26 1A5	1.05	FLOATING	360	294	64	CA 43%	NY 8%	VA 7%	51.8	740	67.4	4.00	4.82	2.53%	1.32%	4.95%	2.90%	0.49%

Exhibit 6

WVS FINANCIAL CORP.

KEY PARAMETERS FOR PLMBS VALUATION REPORT

DECEMBER 31, 2010

CUSIP	Security Description			CRR (voluntary)	Mo. 1 to 24 CDR	Mos. 25 to 36	Mo. 37 CDR	zero in month	Loss Severity	Annual Improve.	Severity Floor	Disc. Rate 1	Fair Value 1	Value @ Coupon	Yield	Value @ Yield	Book Value	OTTI Flag (1)
	NAME	CPN	CPN_TYP
05949AN63	BOAMS 2005-1 1A7	1.55	FLOATING	18.06	2.27	ramp	0.99	180	34.40%	2.50%	23.00%	4.50%	96.5696	99.8918	1M Libor+130	99.8918	99.9990	—
36242DE25	GSR 2005-3F 1A11	1.46	FLOATING	16.64	4.10	ramp	1.47	180	36.36%	2.50%	23.00%	4.00%	98.4532	99.8985	1M Libor+120	99.8985	100.0000	—
05949A2H2	BOAMS 2005-3 1A6	1.45	FLOATING	20.53	2.93	ramp	1.03	180	41.87%	2.50%	23.00%	4.50%	96.9590	99.8988	1M Libor+120	99.8988	99.9968	—
05949A2H2	BOAMS 2005-3 1A6	1.45	FLOATING	20.53	2.93	ramp	1.03	180	41.87%	2.50%	23.00%	4.50%	96.9590	99.8988	1M Libor+120	99.8988	99.9974	—
225458JZ2	CSFB 05-3 3A4	1.46	FLOATING	20.79	2.20	ramp	0.80	180	35.75%	2.50%	23.00%	4.00%	97.6642	99.8988	1M Libor+120	99.8988	100.0000	—
225458KE7	CSFB 2005-3 3A9	1.46	FLOATING	20.79	2.20	ramp	0.80	180	35.75%	2.50%	23.00%	4.00%	97.1794	99.8988	1M Libor+120	99.8988	99.9975	—
225458KE7	CSFB 2005-3 3A9	1.46	FLOATING	20.79	2.20	ramp	0.80	180	35.75%	2.50%	23.00%	4.00%	97.1794	99.8988	1M Libor+120	99.8988	99.9975	—
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	1.15	FLOATING	14.13	4.96	ramp	1.86	180	42.61%	2.50%	23.00%	8.00%	94.6811	99.9196	1M Libor+90	99.9196	100.0000	—
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	1.15	FLOATING	14.13	4.96	ramp	1.86	180	42.61%	2.50%	23.00%	8.00%	94.6811	99.9196	1M Libor+90	99.9196	100.0000	—
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	1.15	FLOATING	14.13	4.96	ramp	1.86	180	42.61%	2.50%	23.00%	8.00%	94.6811	99.9196	1M Libor+90	99.9196	100.0000	—
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	1.15	FLOATING	14.13	4.96	ramp	1.86	180	42.61%	2.50%	23.00%	8.00%	94.6811	99.9196	1M Libor+90	99.9196	100.0000	—
126694CP1 (2)	CWHL SER 21 A11	1.15	FLOATING	12.77	6.32	ramp	2.55	180	41.18%	2.50%	23.00%	9.00%	80.9653	98.4707	1M Libor+90	98.4707	98.6610	—
126694KF4 (2)	CWHL SER 24 A15	1.15	FLOATING	12.38	6.09	ramp	2.58	180	43.27%	2.50%	23.00%	9.00%	84.2525	98.5536	1M Libor+90	98.5536	98.0008	—
126694KF4 (2)	CWHL SER 24 A15	1.15	FLOATING	12.38	6.09	ramp	2.58	180	43.27%	2.50%	23.00%	9.00%	84.2525	98.5536	1M Libor+90	98.5536	98.0008	—
16162WLW7	CHASE SER S2 A10	1.06	FLOATING	18.58	3.52	ramp	1.03	180	40.44%	2.50%	23.00%	7.00%	94.1513	99.9263	1M Libor+80	99.9263	99.9998	—
16162WLW7	CHASE SER S2 A10	1.06	FLOATING	18.58	3.52	ramp	1.03	180	40.44%	2.50%	23.00%	7.00%	94.1513	99.9263	1M Libor+80	99.9263	99.9998	—
126694MP0	CWHL SER 26 1A5	1.05	FLOATING	13.61	4.67	ramp	2.53	180	42.30%	2.50%	23.00%	9.00%	82.1036	99.2128	1M Libor+80	99.2128	99.9154	—

(1)	Assumes a tolerance of 100 bp
(2)	Bond has reflected OTTI previously

Security Description
CUSIP	NAME	Type
05949AN63	BOAMS 2005-1 1A7	SEN_FLT
36242DE25	GSR 2005-3F 1A11	SEN_CMP_FLT
05949A2H2	BOAMS 2005-3 1A6	SEN_FLT
05949A2H2	BOAMS 2005-3 1A6	SEN_FLT
225458JZ2	CSFB 05-3 3A4	SEN_FLT
225458KE7	CSFB 2005-3 3A9	SEN_FLT
225458KE7	CSFB 2005-3 3A9	SEN_FLT
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	SEN_CMP_FLT
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	SEN_CMP_FLT
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	SEN_CMP_FLT
12669G3A7	COUNTRYWIDE HOME LOAN 2005 16A8	SEN_CMP_FLT
126694CP1 (2)	CWHL SER 21 A11	SEN_CMP_FLT
126694KF4 (2)	CWHL SER 24 A15	SEN_CMP_FLT
126694KF4 (2)	CWHL SER 24 A15	SEN_CMP_FLT
16162WLW7	CHASE SER S2 A10	SEN_FLT_CMP
16162WLW7	CHASE SER S2 A10	SEN_FLT_CMP
126694MP0	CWHL SER 26 1A5	SEN_CMP_FLT